FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE LLP
ATTORNEYS AT LAW

INTERNATIONAL PLAZA
750 LEXINGTON AVENUE
NEW YORK, N. Y. 10022-1200

Telefax 212-888-7776                                                                 Telephone: 212-888-8200                                                                           Writer's Ext.: 321

October 30, 2008

VIA EDGAR

Securities and Exchange Commission
Ms. Kathleen Collins
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Worlds.com Inc. (the “Company”)

Gentlemen:

We are general counsel to the Company.  On April 3, 2008 the Company filed an Annual Report on Form 10-KSB (the “10-KSB”).  By letter dated August 21, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 10-KSB and by letter dated September 17, 2008 the Staff followed up with additional comments (the “Letter”).  On behalf of the Company we are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.
The 10-KSB will be amended to include the statements identified in this comment.  A draft of the revised Item 8A(T) is attached hereto, marked to show the proposed changes.  Also attached hereto are revised Exhibits 31.1 and 31.2, marked to show the proposed changes.

2.	Copies of the settlement agreements are included herewith as exhibits. As is evident, they do not provide for any specified time period in which the services must be performed.

Paragraph 16 of SFAS says a debtor shall derecognize a liability if it has been extinguished and that a liability has been extinguished if the debtor pays the creditor and is relieved of its obligation for the liability via providing services, among other ways. The liability in the year 2000 was reclassified to deferred revenue at the time given the services were expected at that time to be provided within the upcoming year. Therefore, the credit still appears on the balance sheet but in a different location to better classify the nature of the reclassification from debt to revenue to be provided. In addition, reference is made to the letter agreement between the Company and Pearson Inc. dated December 3, 2007 (a copy of which is being filed herewith) in which the noteholder (“Pearson”) signed an agreement in which it acknowledged “that the previous debt is now extinguished and that you have no claims with respect thereto against Worlds”. It seems to us that if the creditor acknowledges that the debt is extinguished and has no further claims with respect thereto, that the debt is in fact extinguished as a matter of law and there is no basis to list a debt under these circumstances.  We also note that we have been advised by the Company that it has been ready, willing and able to provide the services for at least the last 12 months and the ball has been in Pearson’s court since then as it looks for the appropriate project(s) with which to claim its services from the Company.  In other words, the Company cannot unilaterally provide the services but must wait for Pearson to present it with a project for the Company to build a world.

The Company was not a party to the original note.  However, the Company believes that Pearson owned approximately 10-12% of our predecessor at the time it entered into the initial note agreement.  The Company believes that Pearson was approximately a 1-2% shareholder when the Company entered into the 2000 debt refinancing and even less than that at the time of the 2007 amendment.

The value of the services was calculated based upon management’s estimate of the value of the worlds it was undertaking to create for Pearson based upon the Company’s standard billing rates.  In other words, the cost was calculated as if it were building a world for an unrelated third party.  Thus, inasmuch as the Company has every intention of providing the services, and the pricing is comparable to its regular billing rates, it believes that it is entirely appropriate to recognize the entire balance as revenue.

The Company consulted with its independent auditors in responding to the Letter who advised the Company that it based its conclusion on generally accepted accounting principles.

3.
The term “extinguished” was not used in the 10-KSB as a technical accounting term.  Rather, the term was used as a synonym for terminated.  Accordingly, APB 26, which addresses the early extinguishment of debt, is inapplicable.  In fact, to the contrary, this is not really a case of an extinguishment at all.  The $911,950 of debt referenced in the Letter is comprised of the $631,950 note converted into services to be performed discussed above in Paragraph 2 and the balance (the “Second Note”) is to another noteholder who is not an officer or director but may have been a 10% shareholder.  The Company's position is that the obligation under the Second Note had expired due to the statute of limitations and that no payment was due.  However, shares of the Company’s common stock was issued to said noteholder to settle his claim that the Second Note was still alive.  Rather than fight with him, the Company’s Board of Directors (which includes a majority of independent directors) determined that it was in the Company’s best interest to settle the matter by issuing to him approximately $70,000 of restricted stock based upon the market price of the Company’s common stock (which is really worth less since it was based upon the market price for free trading stock and he received restricted stock) inasmuch as the Company could not afford any litigation.

            Following your approval of the proposed revised draft, the Company will file an amended 10-KSB addressing comment 1.  However, for the reasons contained in Paragraphs 2 and 3, we do not believe that an amendment to the 10-KSB is necessary to address those comments.

      The Company has authorized us to state on its behalf that it is aware and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Irving Rothstein
                                                                                        Irving Rothstein

Item 8A(T). Controls and Procedures.

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the specified time periods. Our management, currently embodied by our Chief Executive Officer and our Principal Accounting and Financial Officer (collectively, the “Certifying Officers”), are responsible for establishing and maintaining adequate internal control over our financial reporting . The controls and procedures established by us are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

As of the end of the period covered by this report, our most recent fiscal year end , the Certifying Officers evaluated the effectiveness of our disclosure controls   based on the framework provided in Internal Control Over Financial Reporting — Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission . Based on the evaluation, the Certifying Officers concluded that our internal controls   over financial reporting were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.

The Certifying Officers have also concluded, based on our evaluation of our controls and procedures that as of December 31, 2007, our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a restatement of our financial statements would be prevented or detected.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Commission that permit the Company to provide only management's report in this annual report.

EXHIBIT 31.1                                            Certifications

I, Thomas Kidrin, certify that :

1. I have reviewed this annual report on Form 10-KSB of Worlds.com, Inc. (the "small business issuer")

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f and 15d-15(f) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidates subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes;

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting , to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls, (all of which do not apply).

Date:October 28, 2008

/s/ Thomas Kidrin
Thomas Kidrin, Chief Executive Officer

EXHIBIT 31.2                                            Certifications

I, Christopher J. Ryan, certify that:

1. I have reviewed this annual report on Form 10-KSB of Worlds.com, Inc. (the "small business issuer")

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-(15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f and 15d-15(f) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidates subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes;

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting , to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls, (all of which do not apply).

Date: October 28 , 2008

/s/ Christopher J. Ryan
Christopher J. Ryan, Chief Financial Officer

WORLDS.COM, INC.
11 Royal Road
Brookline, MA  02445

FOR SETTLEMENT PURPOSES                                                                                                December 3, 2007

Mr. Philip Hoffman
Pearson Inc.
130 Avenue of the Americas
New York, NY 10019

Re:           Worlds.com, Inc. (“Worlds”)

Dear Mr. Hoffman:

As we have discussed, on October 21, 2000 Worlds executed a promissory note in your favor in the face amount of $631,950, which note came due on January 2, 2002.  By our signatures below, we have agreed to the following settlement:  (i) You will have the right to receive $47,400 of shares of our common stock based upon the offering price of our next registered public offering at the close of such offering, which amount represents approximately 7.5% (or $0.075/$1.00) of the face amount of said promissory note; (ii) Worlds will provide services free of charge to your company in the approximate amount of $631,950 with such services consisting of the design, creation and production of one or more three dimensional internet web site(s) and Worlds represents that said site(s) will be of comparable quality as the sites it is building for its other customers and that the valuation of its services will be based upon the value of similar services it provides to other customers through arms-length transactions; (iii) You acknowledge that the previous debt is now extinguished and that you have no claims with respect thereto against Worlds; and (iv) Worlds may publicly announce that it is building “world(s)” for your company.

I greatly appreciate your cooperation in this matter, your faith in me, and the vision we both share for Worlds’ future.

Sincerely yours,

WORLDS.COM, INC.

By:	/s/ Thom Kidrin
Thom Kidrin, Chief Executive Officer
ACKNOWLEDGED AND AGREED

PEARSON INC.

By:	/s/ Philip Hoffman
Philip Hoffman, 12/31/07

WORLDS.COM INC
1455 East Putnam Avenue
Old Greenwich, Connecticut  06870

November 20, 2000

Pearson Inc.
1330 Avenue of the Americas
New York, New York  10019

This letter agreement confirms our understanding regarding the restructuring of the debt of Worlds.com Inc. ("WCI") to Pearson, Inc. ("Pearson") represented by the Convertible Promissory Note, dated November 21, 1997, given by our predecessor, Worlds, Inc. to Pearson (the "1997 Note").

WCI and Pearson agree as follows:

1.	The 1997 Note will be cancelled.

2.	WCI will issue a new Promissory Note to Pearson in the principal amount of $631,950.00 in the form annexed hereto as Exhibit A.

3.	WCI will grant Pearson an option to purchase 100,000 shares of WCI common stock on the terms and conditions set forth in the Stock Option Agreement annexed hereto as Exhibit B.

4.
WCI will provide Pearson with a credit toward future services to be provided by WCI in the amount of $631,950. The future services will consist of design, creation and production of one or more three dimensional internet web site or sites. The site(s) will be of a visual and functional quality comparable with WCI's currently existing three dimensional web sites. WCI will also offer as part of the services, the hosting and maintenance of the site or sites. WCI will provide the services to Pearson at a 20% discount off the lower of WCI's current regular time and material rates, a copy of which is attached as exhibit C or the rates in effect at the time that a service agreement is executed. WCI will provide Pearson with a quarterly statement indicating the time applied and remaining credit. The services will be provided pursuant to customary service agreements to be mutually agreed on by the parties.

5.
This Agreement shall be governed by and construed under the law of the State of New York, disregarding any principles of conflicts of law that would otherwise provide for the application of the substantive law of another jurisdiction. Each of the parties (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the courts of New York located in New York City in the borough of Manhattan, (ii) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (iii) irrevocably consents to the jurisdiction of the courts of New York in any such suit, action or proceeding. Each of the parties further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the courts of New York and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

Worlds.Com Inc.

By /s/ Thomas Kidrin
Name: Thomas Kidrin
Title: President & CEO

Accepted and agreed

Pearson Inc.

By: /s/ Michael Fortin
Name: Michael Fortin
Title:  Vice President - Finance and Special Projects

PROMISSORY NOTE

$631,950.00                                                                                                                                                                                                       October 21, 2008

FOR VALUE RECEIVED, WORLDS.COM, INC. a New Yersey corporation (“Maker”), having an address at 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870, hereby promises to pay to the order of PEARSON INC., a Delaware corporation, its successors and/or assigns (any of which is here inafter referred to as “Holder”), at 1330 Avenue of the Americas, Ney York, New York 10019, in lawful money of the United States, the sum of Six Hundred Thirty One Thousand Nine Hundred and Fifty Dollars and No Cents ($631,950.00) on January 2, 2002, together with interest thereon at the rate of five percent (5%) per annum from October 21, 2000 to the date of payment.

This note may be prepaid in whole or in part at any time without penalty or premium but with payment of accrued interest to the date of prepayment.

This note is issued pursuant to the terms of that certain letter agreement (“Letter Agreement”) dated the date hereof between Maker and Pearson, Inc. and Holder and Maker are entitled to the benefits provided for therein. Terms used but not defined herein shall have their respective meanings assigned in the Letter Agreement.

This Notes supercedes and replaces the Convertible Promissory Note dated November 21, 1997 heretofore given by our predecessor, Worlds, Inc., to Holder with respect to the indebtedness evidenced thereby.

In the event that this Note is not paid when due, Maker agrees to pay the costs, expenses, attorney’s and other fees paid or incurred by Holder, or adjudges by a court, including: (1) costs of suit and such amount as the court adjudges for the fees of an attorney in an action to enforce payment of this Note in whole or in part; and (2) reasonable costs of collection, costs and expenses of, and attorneys’ fees incurred or paid towards, the collection, enforcement, or sale of this Note in whole or in part.

Maker waives presentment, demand, protest, notice of dishonor and/or protest, notice of non-payment and all other notices or demands in connection with the delivery, acceptance, performance, and enforcement of this Note.

In the event of default, the amount of the principal sum hereunder shall bear interest from the date thereof to the actual date of payment at a rate per annum equal to two percent (2%) above the prime rate as announced on the date of default and from time to time thereafter by Citybank, N.A. in New York City.

Nothing contained in this Note or in any other agreement between Maker and Holder shall require Maker to pay, or Holder to accept, interest in an amount which would subject Holder to any penalty or forfeiture under applicable law. In no event shall the total of all charges payable hereunder, whether of interest or of such other charges which may or might be characterized as interest, exceed the maximum rate permitted to be charged under applicable law. Should Holder receive any payment which is or would be in excess of that permitted to be charged under such applicable law, such payement shall have been and shall be deemed to have been made in error and shall automatically be applied to reduce the principal balance outstanding on this Note.

This Note shall be governed and construed in accordance with the law of the State of New York.

WORLDS.COM, INC.
                                                                                                       By: Thomas Kidrin, President
                                                                                                       Thomas Kidrin, President